(212) 756-2153	edward.schauder@srz.com

November 4, 2005

By EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski

Mr. Owen Pinkerton

Re:	DynCorp International LLC—Registration Statement on Form S-4

File No. 333-127343 (the “Registration Statement”)

Dear Ms. Gowetski and Mr. Pinkerton:

On behalf of DynCorp International, LLC (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 3 to the above-referenced Registration Statement (“Amendment No. 3”) addressing comments contained in the Comment Letter (as defined below). We note that the appropriate filing fee was previously sent by the Registrant to the Commission by wire transfer.

This letter is in response to the comments of the Staff set forth in its letter dated November 3, 2005, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Our responses to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	Please continue to monitor the updated requirements of Rule 3-12 of Regulation S-X.

The Registrant acknowledges the Staff’s comment and will continue to monitor the updating requirement of Rule 3-12 of Regulation S-X.

Pro Forma Financial Information, page 32

2.	Please advise us and disclose as appropriate the purpose of presenting pro forma financial data for the twelve months ended July 1, 2005 under Article 11 of Regulation S-X.

The Registrant has deleted its presentation of pro forma financial data for the twelve months ended July 1, 2005.

Business, page 71

Legal Proceedings, page 84

3.	We note that you were served with a complaint in a false claims act case on August 15, 2005. Please revise to include the name of the court or agency where the proceeding is pending, the principal parties, the date the proceeding began and the relief sought. Refer to Item 103 of Regulation S-K

The revisions requested by the Staff have been made.

Description of Material Indebtedness, page 96

4.	We note the revised disclosure on page 96 that prior to the consummation of this offering you intend to obtain a waiver from your lenders. Please revise to clarify, if true, that the offering to which you are referring is the initial public offering of your parent and confirm that no waiver from your lenders is required for this exchange offer.

The Registrant has revised its disclosure to delete the reference to its intention of obtaining a waiver from its lenders in connection with its exchange offer and confirms that no such waiver is required for the exchange offer.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-8

5.	We have considered your response to our prior comment 21. Please revise your disclosure to describe the reorganization that occurred immediately prior to the purchase of DynCorp International LLC by DynCorp International Inc and the basis in GAAP for accounting for the transaction as a reorganization of entities under common control.

The Registrant has revised disclosure to describe the reorganization that occurred immediately prior to the purchase of DynCorp International LLC by DynCorp International Inc. and the basis in GAAP for accounting for the transaction as a reorganization of entities under common control.

Note 1 – Long-Term Debt, page F-23

6.	We note that there are restrictions on the payment of dividends as a result of our debt agreements. Please advise us how you complied with the disclosure provisions of Rule 4-08(e) of Regulation S-X. In addition, advise us how you evaluated whether Schedule I under Rule 5-04 of Regulation S-X was required.

The disclosure requested by the Staff related to Rule 4-08(e) has been added. The Registrant has evaluated the need to include Schedule I under Rule 5-04. As of the most current balance sheet date included in the audited financial statements, the restricted net assets of the Registrant’s consolidated subsidiaries was less than 25% of the Registrant’s consolidated net assets. The financial information necessary to make this assessment is disclosed in Note 16 of the audited financial statements. Based on the foregoing, Schedule I under Rule 5-04 is not required.

* * * * *

Amendment No. 3 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. This filing is being made to satisfy contractual obligations of the Registrant. In order to avoid extensive interest penalties, the Registration Statement will need to be declared effective on or prior to November 8, 2005. In an attempt to meet this deadline, we respectfully request your prompt review of Amendment No. 3 to the Registration Statement. As we discussed, the Company would like to be declared effective on November 7, 2005 and commence its exchange offer on November 8, 2005.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2153 or Michael Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Edward Schauder, Esq.

Edward Schauder, Esq.

cc:	Michael J. Thorne

DynCorp International, LLC

Chief Financial Officer

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP

Partner